Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

The following is a summary description of capital stock of ChronoScale Holdings Corporation (the “Company” or “we,” “us” or “our”). The following summary does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable provisions of Nevada law, our articles of incorporation, as amended (“charter”), our bylaws (“bylaws”) and Certificate of Designation of the Powers, Preferences and Relative, Participating, Option and Other Restrictions of the Series B Preferred Stock (“Certificate of Designation”). The description is intended as a summary and is qualified in its entirety by reference to our charter, our bylaws and our Certificate of Designation, which are included as exhibits to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2026 and applicable provisions of Nevada law.

DESCRIPTION OF COMMON STOCK

General

Under our charter, we are authorized to issue 290,000,000 shares of common stock, par value $0.001 per share.

Dividends. The holders of outstanding shares of common stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends at such times and in such amounts as the board from time to time may determine.

Voting. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. There is no cumulative voting of the election of directors then standing for election.

Pre-emptive Rights, Redemption, Conversion and Sinking Fund Provisions. The common stock is not entitled to pre-emptive rights and is not subject to conversion, redemption or sinking fund provisions.

Liquidation Rights. Upon liquidation, dissolution or winding up of our Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock after payment of liquidation preferences, if any, on any outstanding payment of other claims of creditors. Each outstanding share of common stock is duly and validly issued, fully paid and non-assessable.

Transfers. There are no restrictions on the transfer of our common stock except such restrictions as may be imposed by applicable securities laws.

DESCRIPTION OF PREFERRED STOCK

General

Under our charter, we are authorized to issue 10,000,000 shares of preferred stock, par value $0.001 per share and stated value (“Stated Value”) of $1,000 per share.

Voting. Except as otherwise required by law, holders of our Series B Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”) shall not be entitled to any separate voting rights and shall vote together with the holders of our common stock on an as-converted basis. Each Holder of the Series B Preferred Stock shall not be entitled to have, on an as-converted basis and in the aggregate, together with votes attributable to any other voting securities beneficially owned by such holder and such holder’s affiliates, a number of votes representing more than 19.99% of the then-combined voting power of all of the voting securities of the Company outstanding as of the time of such vote.

Duration and Conversion. The Series B Preferred Stock has no stated maturity and will remain outstanding indefinitely unless converted into common stock. The Series B Preferred Stock will be convertible into shares of common stock at a conversion price of $8.22 per share, subject to customary adjustments (“Conversion Price”). Each share of Series B Preferred Stock shall be convertible into such number of shares of common stock that results from dividing the Stated Value by the Conversion Price.

Limitations on Conversion. Holders of Series B Preferred Stock are prohibited from converting shares of Series B Preferred Stock into shares of common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own in excess of 9.99% of the then-combined voting power of all of the voting securities of the Company outstanding immediately after giving effect to such conversion.

Protective Provisions. For so long as any shares of Series B Preferred Stock are outstanding, the Company may not take any of the following actions without the affirmative vote of the holders of a majority of the then outstanding shares of the Series B Preferred Stock: (i) alter, waive or change adversely the powers, preferences or rights given to the Series B Preferred Stock or alter or amend the Certificate of Designation, (ii) authorize, create or issue any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation (as defined in the Certificate of Designation) senior to, or otherwise pari passu with, the Series B Preferred Stock, (iii) increase or decrease the authorized number of shares of Series B Preferred Stock, or (iv) amend its articles of incorporation or bylaws or file any articles of amendment, certificate of designation, preferences, limitations and relative rights of any series of preferred stock in any manner that adversely affects any rights given to the Series B Preferred Stock regardless of whether any such action shall be by means of amendment to its articles of incorporation or by merger, consolidation or otherwise.

Redemption. The shares of Series B Preferred Stock are redeemable at the Company’s or the holder’s option at the Stated Value starting on January 22, 2027. The shares of Series B Preferred Stock are also redeemable at the holder’s option at the Stated Value upon a Trading Failure (as defined in the Certificate of Designation), subject to certain exceptions.

Transferability. Holders of our Series B Preferred Stock may not transfer or execute any short sales involving the Series B Preferred Stock or shares of common stock issuable upon conversion of the Series B Preferred Stock until the earlier of (x) July 22, 2026 and (y) two trading days after the Company consummates a change of control.

Anti-Takeover Provisions Under The Nevada Revised Statutes

Business Combinations

Nevada Revised Statutes (“NRS”) sections 78.411 to 78.444 prohibit certain business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” for two years after such person first becomes an “interested stockholder” unless (i) the corporation’s Board of Directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or (ii) the combination is approved by the Board of Directors and sixty percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval, certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (x) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (y) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between the corporation and an “interested stockholder”. Subject to certain timing requirements set forth in the statutes, a corporation may elect not to be governed by these statutes. We have not included any such provision in our articles of incorporation. The effect of these statutes may be to potentially discourage parties interested in taking control of the Company from doing so if it cannot obtain the approval of our Board of Directors.

Control Shares

Nevada law also seeks to impede “unfriendly” corporate takeovers by providing in Sections 78.378 to 78.3793 of the NRS, commonly referred to as the “Control Share Act”, that an “acquiring person” shall only obtain voting rights in the “control shares” purchased by such person to the extent approved by the other stockholders. With certain exceptions, an acquiring person is one who acquires or offers to acquire a “controlling interest” in the corporation. These statutes provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Control shares include not only shares acquired or offered to be acquired in connection with the acquisition of a controlling interest, but also all shares acquired by the acquiring person within the preceding 90 days. The statute covers not only the acquiring person but also any persons acting in association with the acquiring person. The NRS control share statutes only apply to issuers that have 200 or more stockholders of record, at least 100 of whom have had addresses in Nevada appearing on the stock ledger of the corporation at all times during the 90 days immediately preceding such date; and whom do business in Nevada directly or through an affiliated corporation. At this time, we do not believe we have 100 shareholders of record who have addresses in Nevada and we do not conduct business in Nevada directly or through an affiliated corporation. Therefore, the provisions of the Control Share Act are believed not to apply to acquisitions of our shares and will not until such time as these requirements have been met. At such time as they may apply, the provisions of the Control Share Act may discourage companies or persons interested in acquiring a significant interest in or control of us, regardless of whether such acquisition may be in the interest of our shareholders.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “CHRN.”

Our Transfer Agent

VStock Transfer, LLC is transfer agent and registrar for our common stock.